April 24, 2009

To: All Canadian Securities Regulatory Authorities

Dear Sirs:

RE: Hard Creek Nickel Corporation

We advise of the following with respect to the upcoming Meeting of Shareholders for the subject Issuer:

Meeting Type:	Annual General Meeting

Record Date for Notice of Meeting:	May 20, 2009

Record Date for Voting:	May 20, 2009

Meeting Date:	June 24, 2009

Meeting Location:	Clark Wilson LLP
Suite 800, 885 West Georgia Street
Vancouver, BC V6C 3H1
Voting Security Details:

Common Shares:	CUSIP #411637 10 1

Hard Creek Nickel Corporation

“Leslie Young”
Corporate Secretary

#1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7 Tel (604) 681-2300 Fax (604) 681-2310
info@hardcreek.com www.hardcreeknickel.com